Key ABS LLC
127 Public Square
Cleveland, Ohio 44114

March 26, 2007
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Johanna Losert

Re:	Key ABS LLC (“Registrant”)
Registration Statement on Form S-3
File No. 333-127948(the “Registration Statement”)
Filed August 30, 2005

Dear Ms. Losert:
     Please be advised that Registrant hereby requests withdrawal of the Registration Statement pursuant to Rules 477 and 478 of the Rules and Regulations promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement was never declared effective and no securities were offered or sold pursuant to it. Furthermore, Registrant has no intention of utilizing the Registration Statement. Accordingly, Registrant hereby requests withdrawal of the Registration Statement.

Very truly yours,
/s/ Richard S. Hawrylak
Richard S. Hawrylak
Secretary Key ABS LLC

Cc:	Daniel R. Stolzer Reed Auerbach